
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

28 August 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 0121 722 4935
Direct Fax 0121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3 - 2
Washington, DC 20549
USA


03029878

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

The Board of Severn Trent Plc is pleased to announce that Martin Houston has been appointed a Non-Executive Director, effective 1 September 2003.

Martin, aged 45, is currently Executive Vice President and Managing Director of BG Group's Atlantic, Europe and Mediterranean business and a member of the Group Executive Committee.

He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He has a BSc in Geology from Newcastle University and an MSc in Petroleum Geology from Imperial College, London. He is a fellow of the Geological Society of London.

Martin sits on the boards of SIGTTO (Society of International Gas Tanker & Terminal Operators Limited) and a number of trade advising groups with a focus on the eastern Mediterranean.

He is married with two daughters.

www.severntrent.com